UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 _______________
SCHEDULE TO (RULE 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 (Amendment No. 7)
GENENTECH, INC. (Name of Subject Company (Issuer))

ROCHE INVESTMENTS USA INC. (Offeror)
an indirect wholly owned subsidiary of
ROCHE HOLDING LTD (Parent of Offeror)
GENENTECH, INC. (Issuer)
(Names of Filing Persons (identifying status as offeror, issuer and other person))
Common Stock, Par Value $0.02 Per Share
(Title of Class of Securities) _______________
368710406
(Cusip Number of Class of Securities)
Carol Fiederlein Roche Investments USA Inc. 1220 N. Market Street, Suite #334 Wilmington, DE 19801 Telephone: (302) 425-0151	Sean A. Johnston Genentech, Inc. 1 DNA Way South San Francisco, California 94080-4990 Telephone: (650) 225-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Dr. Beat Kraehenmann Roche Holding Ltd Grenzacherstrasse 124 CH-4070 Basel Switzerland Telephone: +41-61-688-1111	Charles M. Nathan John M. Newell Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 Telephone: (212) 906-1200
Christopher Mayer Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000	Larry W. Sonsini Martin W. Korman Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 Telephone: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$46,763,462,125.00	$1,837,804.06

*
Estimated for purposes of calculating the filing fee only.  Calculated by adding (i) the product of (A) 466,224,275, which is the difference between 1,053,413,655, the number of shares (“Shares”) of common stock of Genentech, Inc. outstanding as of February 6, 2009, and 587,189,380, the number of Shares beneficially owned by Roche Holding Ltd and (B) $95.00, which is the per Share tender offer price, and (ii) the product of (A) 77,400,000, which is the number of Shares subject to options outstanding as of December 31, 2008, and (B) $31.94, which is the difference between the $95.00 per Share tender offer price and $63.06, the average weighted exercise price of such options. The number of outstanding Shares, the number of Shares subject to options and the average weighted exercise price for such options is contained in Genentech’s Quarterly Report on Form 10-K for the year ended December 31, 2008.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 2 for Fiscal Year 2009 issued by the Securities and Exchange Commission on September 29, 2008, by multiplying the transaction valuation by 0.0000393.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,652,803.11	Filing Party:	Roche Investments USA Inc./Roche Holding Ltd
Form or Registration No.:	Schedule TO-T	Date Filed:	February 9, 2009

Amount Previously Paid:	$142,272.08	Filing Party:	Roche Investments USA Inc./Roche Holding Ltd
Form or Registration No.:	Schedule TO-T/A	Date Filed:	March 6, 2009

Amount Previously Paid:	$42,728.87	Filing Party:	Roche Investments USA Inc./Roche Holding Ltd
Form or Registration No.:	Schedule TO-T/A	Date Filed:	March 12, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑      third-party tender offer subject to Rule 14d-1
☐      issuer tender offer subject to Rule 13e-4
☑      going-private transaction subject to Rule 13e-3
☐      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 7 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement originally filed under cover of Schedule TO on February 9, 2009 and as previously amended and supplemented (as amended and supplemented, the “Schedule TO”) by Roche Holding Ltd, a joint stock company organized under the laws of Switzerland (“Parent”), Roche Investments USA Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (the “Purchaser”), and Genentech, Inc., a Delaware corporation (the “Company”).  The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock (the “Shares”) of the Company not owned by Parent and its subsidiaries upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 9, 2009, as amended and supplemented (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 7 without definition have the meanings ascribed to them in the Schedule TO.

Item 11.

Item 11 of the Schedule TO is hereby amended and supplemented to add the following information:

On March 17 and 18, 2009, the plaintiffs in the three related actions pending in the United States District Court for the Northern District of California filed amended complaints adding the Purchaser as a named defendant, updating the factual allegations contained therein, and seeking, among other things, damages and declaratory and injunctive relief based on allegations that the Special Committee's decisions to enter into the Merger Agreement and recommend the Offer constituted breaches of its fiduciary duties, that Roche aided and abetted such breaches and that the Company's filings with the SEC included materially false, misleading or omissive disclosures under the U.S. federal securities laws.

On March 23, 2009, counsel to the parties to the consolidated action pending in the Court of Chancery of the State of Delaware (captioned In re Genentech, Inc. Shareholders Litigation), as well as counsel to the parties to the consolidated action pending in the Superior Court of the State of California, County of San Mateo, and the four actions pending in the United States District Court for the Northern District of California (collectively, the “California Actions”), entered into a Stipulation and Agreement of Compromise, Settlement, and Release (the “Settlement Stipulation”) to resolve these actions.  Pursuant to the Settlement Stipulation, the Delaware consolidated action will be dismissed with prejudice on the merits, the plaintiffs in the California Actions will voluntarily dismiss with prejudice the California Actions, and all defendants will be released from any claims relating to, among other things, the Offer, the Merger, the Merger Agreement and any disclosure made in connection therewith.  The Settlement Stipulation is subject to customary conditions, including final approval by the Court of Chancery following notice to the Company’s stockholders, completion of certain confirmatory discovery and consummation of the Merger.  A hearing will be scheduled at which the Court of Chancery of the State of Delaware will consider the fairness, reasonableness and adequacy of the settlement.

The settlement will not affect the price per Share paid in the Offer or the consideration paid in the Merger.

The defendants, including Roche, have denied and continue to deny any wrongdoing or liability with respect to all claims, events and transactions complained of in the aforementioned litigations or that they engaged in any wrongdoing.  Roche entered into the Settlement Stipulation to eliminate the uncertainty, burden, risk, expense and distraction of further litigation.  The foregoing description of the Settlement Stipulation does not purport to be complete, and a copy of the Settlement Stipulation is attached hereto as Exhibit (a)(5)(lxi) and is incorporated herein by reference.

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented with the following information:

Exhibit No.	Description
(a)(5)(lxi)	Stipulation and Agreement of Compromise, Settlement, and Release, dated March 23, 2009.

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2009

ROCHE INVESTMENTS USA INC.

By:	/s/ Carol Fiederlein
Name:	Carol Fiederlein
Title:	Secretary

ROCHE HOLDING LTD

By:	/s/ Steve Krognes
Name:	Steve Krognes
Title:	Authorized Signatory

By:	/s/ Beat Kraehenmann
Name:	Dr. Beat Kraehenmann
Title:	Authorized Signatory

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 23, 2009

GENENTECH, INC.

By:	/s/ Stephen Juelsgaard
Name:	Stephen Juelsgaard
Title:	Executive Vice President, Secretary and Chief Compliance Officer

EXHIBIT INDEX

Item 12.  Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated February 9, 2009.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians, Holder of Employee Stock Purchase Plan Shares and Other Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians, Holder of Employee Stock Purchase Plan Shares and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Summary Advertisement to be published in The Wall Street Journal.*
(a)(2)(i)	Solicitation/Recommendation Statement on Schedule 14D-9, dated February 23, 2009.*
(a)(2)(ii)	Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9, dated February 24, 2009.*
(a)(2)(iii)	Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9, dated March 2, 2009.*
(a)(2)(iv)	Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9, dated March 3, 2009.*
(a)(2)(v)	Solicitation/Recommendation Statement (Amendment No. 4) on Schedule 14D-9, dated March 6, 2009.*
(a)(2)(vi)	Solicitation/Recommendation Statement (Amendment No. 5) on Schedule 14D-9, dated March 12, 2009.*
(a)(2)(vii)	Solicitation/Recommendation Statement (Amendment No. 6) on Schedule 14D-9, dated March 12, 2009.*
(a)(2)(viii)	Solicitation/Recommendation Statement (Amendment No. 7) on Schedule 14D-9, dated March 20, 2009.*
(a)(2)(ix)	Solicitation/Recommendation Statement (Amendment No. 8) on Schedule 14D-9, dated March 23, 2009.*
(a)(5)(i)
Roche Annual Report 2008 Finance Report, containing the consolidated financial statements for Roche Holding Ltd and its consolidated subsidiaries as of and for each of the years ended December 31 2008 and 2007.

(a)(5)(ii)
Verified consolidated class action complaint in the consolidated action captioned In re Genentech, Inc. Shareholders Litigation, filed in the Court of Chancery of the State of Delaware and dated August 18, 2008.*

(a)(5)(iii)
Complaint of Alameda County Employees’ Retirement Association against Genentech, Inc., William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Roche Holdings, Inc., and Roche Holding, Ltd., filed in the Court of Chancery of the State of Delaware and dated July 29, 2008.*

(a)(5)(iv)
Complaint of City of Dearborn Heights General Employees’ Retirement System against Roche Holdings AG, Herbert Boyer, William Burns, Erich Hunziker, Jonathan Knowles, Arthur Levinson, Debra Reed, and Charles Sanders, filed in the Court of Chancery of the State of Delaware and dated July 25, 2008.*

(a)(5)(v)
Complaint of City of Edinburgh Council as Administering Authority of Lothian Pension Fund against Roche Holdings, Inc., Herbert Boyer, William Burns, Erich Hunziker, Jonathan Knowles, Arthur Levinson, Debra Reed, and Charles Sanders, filed in the Court of Chancery of the State of Delaware and dated July 29, 2008.*

(a)(5)(vi)
Complaint of Fulton County Employees’ Retirement System against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc., and Roche Holding Ltd, filed in the Court of Chancery of the State of Delaware and dated August 5, 2008.*

(a)(5)(vii)
Complaint of Ira J. Gaines against Genentech, Inc., Roche Holding, Ltd., Roche Holdings, Inc., Arthur D. Levinson, Herbert W. Boyer, William Burns, Erich Hunziker, Jonathan Knowles, Debra Reed, and Charles Sanders, filed in the Court of Chancery of the State of Delaware and dated July 23, 2008.*

(a)(5)(viii)
Complaint of The General Retirement Fund for the City of Detroit against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc., and Roche Holding Ltd, filed in the Court of Chancery of the State of Delaware and dated August 7, 2008.*

(a)(5)(ix)
Complaint of Montgomery County Employees’ Retirement Fund against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc., and Roche Holding Ltd, filed in the Court of Chancery of the State of Delaware and dated July 22, 2008.*

(a)(5)(x)
Complaint of City of Tallahassee’s Employees’ Retirement System against Genentech Inc., Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, and Roche Holdings, Inc., and Roche Holding Ltd, filed in the Court of Chancery of the State of Delaware and dated July 28, 2008.*

(a)(5)(xi)
Complaint of Peter Wrubel against Genentech, Inc., Roche Holding, Ltd., Roche Holdings, Inc., Arthur D. Levinson, Herbert W. Boyer, William Burns, Erich Hunziker, Jonathan Knowles, Debra Reed, and Charles Sanders, filed in the Court of Chancery of the State of Delaware and dated July 24, 2008.*

(a)(5)(xii)
Complaint of Bader & Yakaitis PSP and Trust against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed and Charles Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 22, 2008.*

(a)(5)(xiii)
Complaint of Misty L. Colwell against Genentech, Inc., Arthur D. Levinson, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Herbert W. Boyer, Debra L. Reed, Charles A. Sanders, and Roche Holdings AG, filed in the Superior Court of the State of California, County of San Mateo and dated July 21, 2008.*

(a)(5)(xiv)
Complaint of Robert Corwin against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc. and Roche Holding Ltd, filed in the Superior Court of the State of California, County of San Mateo and dated July 29, 2008.*

(a)(5)(xv)
Complaint of Robert L. Garber against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 22, 2008.*

(a)(5)(xvi)
Complaint of Joel A. Gerber against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 22, 2008.*

(a)(5)(xvii)
Complaint of Elizabeth Henderson against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Roche Holdings, Inc., and Roche Holding Ltd, filed in the Superior Court of the State of California, County of San Mateo and dated July 23, 2008.*

(a)(5)(xviii)
Amended complaint of Elizabeth Henderson against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Roche Holdings, Inc., and Roche Holding Ltd, filed in the Superior Court of the State of California,

County of San Mateo and dated August 15, 2008.*
(a)(5)(xix)
Complaint of James Kenney against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, Debra L. Reed, Charles A. Sanders, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, filed in the Superior Court of the State of California, County of San Mateo and dated July 22, 2008.*

(a)(5)(xx)
Complaint of Katherine Krattenmaker against Arthur D. Levinson, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Herbert W. Boyer, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche and Roche Holdings Inc., filed in the Superior Court of the State of California, County of San Mateo and dated July 21, 2008.*

(a)(5)(xxi)
Complaint of Louisiana Municipal Police Employees’ Retirement System against Genentech, Inc., Roche Holdings, Inc., William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Herbert W. Boyer, Arthur D. Levinson, Debra L. Reed, and Charles A. Sanders, filed in the Superior Court for the State of California, County of San Mateo and dated July 23, 2008.*

(a)(5)(xxii)
Complaint of Louisiana Sheriffs’ Pension and Relief Fund against Genentech, Inc., Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Roche Holding AG, filed in the Superior Court for the State of California, County of San Mateo and dated July 23, 2008.*

(a)(5)(xxiii)
Complaint of Lucky All Five Investments, LP against Genentech, Inc., Roche Holdings, Inc., Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 24, 2008.*

(a)(5)(xxiv)
Complaint of Vern Mercier against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 24, 2008.*

(a)(5)(xxv)
Complaint of Vern Mercier against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed, and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Francisco and dated July 24, 2008.*

(a)(5)(xxvi)
Complaint of New Jersey Laborers Pension Fund and New Jersey Laborers Annuity Fund against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc. and Roche Holding Ltd, filed in the Superior Court of the State of California, County of San Mateo and dated August 7, 2008.*

(a)(5)(xxvii)
Complaint of Eric A. Olsen against Genentech, Inc., Roche Holding Ltd, Roche Holdings, Inc., Arthur D. Levinson, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Herbert W. Boyer, Debra L. Reed, and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated August 19, 2008.*

(a)(5)(xxviii)
Complaint of Papazian Distributing Co., Inc. against Roche Holdings, Inc., Roche Holding AG, Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William Burns, Erich Hunziker, Jonathan Knowles, Debra Reed, and Charles Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 24, 2008.*

(a)(5)(xxix)
Complaint of Elsa Rosenberg against Genentech, Inc., Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, and Roche Holdings AG, filed in the Superior Court of the State of California, County of San Mateo and dated July 21, 2008.*

(a)(5)(xxx)
Complaint of Irving J. Taylor against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc. and Roche Holding Ltd, filed in the Superior Court of the State of California, County of San Mateo and dated July 29, 2008.*

(a)(5)(xxxi)	Complaint of Arnold Wandel against Herbert W. Boyer, William M. Burns, Erich Hunziker,

Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., and Roche Holding AG, filed in the Superior Court of the State of California, County of San Mateo and dated July 22, 2008.*
(a)(5)(xxxii)
Complaint of Ernest Gottdiener against Arthur D. Levinson, Charles A. Sanders, Jonathan K.C. Knowles, William M. Burns, Erich Hunziker, Herbert W. Boyer, Debra L. Reed, Genentech, Inc. and Roche Holding AG, filed in the United States District Court for the Northern District of California and dated August 5, 2008.*

(a)(5)(xxxiii)
Complaint of John P. McCarthy Profit Sharing Plan against Genentech, Inc., Roche Holding, Ltd, Roche Holdings, Inc., Roche Holding AG, Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed, and Charles Sanders, filed in the United States District Court for the Northern District of California and dated August 4, 2008.*

(a)(5)(xxxiv)
Complaint of Arnold Wandel against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., and Roche Holding AG, filed in the United States District Court for the Northern District of California and dated July 23, 2008.*

(a)(5)(xxxv)
Stipulation and Agreement Resolving Certain Issues Between and Among Co-Lead Plaintiffs and Defendants Roche Holdings, Inc., Erich Hunziker, Jonathan K.C. Knowles, and William M. Burns, filed in In re Genentech, Inc. Shareholders Litigation (in the Court of Chancery of the State of Delaware) and dated September 24, 2008.*

(a)(5)(xxxvi)
Order of Vice Chancellor Strine, dated September 26, 2008, Granting the Stipulation and Agreement Resolving Certain Issues Between and Among Co-Lead Plaintiffs and Defendants Roche Holdings, Inc., Erich Hunziker, Jonathan K.C. Knowles, and William M. Burns, filed in In re Genentech, Inc. Shareholders Litigation (in the Court of Chancery of the State of Delaware).*

(a)(5)(xxxvii)	Press Release issued by Roche, dated February 9, 2009.*
(a)(5)(xxxviii)	Investor Q&A, dated February 9, 2009.*
(a)(5)(xxxix)	Roche Investor Presentation, dated February 9, 2009.*
(a)(5)(xxxx)	Transcript of Interview with Dr. Humer, dated February 9, 2009.*
(a)(5)(xxxxi)	Letter to Genentech Employees, dated February 9, 2009.*
(a)(5)(xxxxii)	Supplement to the Consolidated Class Action Complaint, dated February 19, 2009, filed in In re Genentech, Inc. Shareholders Litigation (in the Court of Chancery of the State of Delaware).*
(a)(5)(xxxxiii)	Press Release issued by Roche, dated February 27, 2009.*
(a)(5)(xxxxiv)	Presentation on Roche’s offer to acquire minority shares in Genentech, dated March 2009.*
(a)(5)(xxxxv)	Press Release issued by Roche, dated March 6, 2009.*
(a)(5)(xxxxvi)	Supplement to Offer to Purchase, dated March 6, 2009.*
(a)(5)(xxxxvii)	Amended and Restated Letter of Transmittal.*
(a)(5)(xxxxviii)	Amended and Restated Notice of Guaranteed Delivery.*
(a)(5)(xxxxix)	Notice of Increased Offer Price to be published in The Wall Street Journal.*
(a)(5)(l)	Investor Q&A, dated March 6, 2009.*
(a)(5)(li)	Press Release issued by Roche, dated March 12, 2009.*
(a)(5)(lii)	Second Supplement to Offer to Purchase, dated March 12, 2009.*
(a)(5)(liii)	Summary Advertisement to be published in The Wall Street Journal.*
(a)(5)(liv)	Second Amended and Restated Letter of Transmittal.*
(a)(5)(lv)	Second Amended and Restated Notice of Guaranteed Delivery.*
(a)(5)(lvi)	Excerpts from the Annual General Meeting of Roche Holding Ltd, dated March 10, 2009.*
(a)(5)(lvii)	Complaint of Joel A. Gerber against Roche Holding Ltd and Roche Investments USA Inc., filed in the United States District Court for the Northern District of California and dated February 17, 2009.*
(a)(5)(lviii)
Amended complaint of Joel A. Gerber against Roche Holding Ltd and Roche Investments USA Inc., filed in the United States District Court for the Northern District of California and dated March 9, 2009.*

(a)(5)(lix)
Second Stipulation and Agreement Resolving Certain Issues Between and Among Counsel to Co-Lead Plaintiffs and Defendants Charles A. Sanders, Debra L. Reed, Herbert W. Boyer, Roche Holdings, Inc., Roche Investments USA Inc., Erich Hunziker, Jonathan K.C. Knowles, and William M. Burns, filed in In re Genentech, Inc. Shareholders Litigation (in the Court of Chancery of the State of Delaware) and dated March 10, 2009.*

(a)(5)(lx)	Investor Q&A, dated March 12, 2009.*
(a)(5)(lxi)	Stipulation and Agreement of Compromise, Settlement, and Release, dated March 23, 2009.
(c)(i)	Presentation dated February 7, 2009 provided by Greenhill & Co., LLC to Roche.*
(c)(ii)	Presentation dated June 5, 2008 provided by Greenhill & Co., LLC to Roche.*
(c)(iii)	Presentation dated June 5, 2008 provided by Greenhill & Co., LLC to Roche.*
(c)(iv)	Presentation dated June 25, 2008 provided by Greenhill & Co., LLC to Roche.*
(c)(v)	Presentation dated July 14, 2008 provided by Greenhill & Co., LLC to Roche.*
(c)(vi)	Presentation dated July 25, 2008 provided by Greenhill & Co., LLC to Roche.*
(c)(vii)	Presentation dated August 10, 2008 provided by Greenhill & Co., LLC to Roche.*
(c)(viii)	Presentation dated August 21, 2008 provided by Greenhill & Co., LLC to Roche and Goldman, Sachs & Co.*
(c)(ix)	Presentation dated August 24, 2008 provided by Greenhill & Co., LLC to Roche.*
(c)(x)	Presentation dated August 26, 2008 provided by Greenhill & Co., LLC to Roche.*
(c)(xi)	Presentation dated September 9, 2008 provided by Greenhill & Co., LLC to Roche and Goldman, Sachs & Co.*
(c)(xii)	Presentation dated September 16, 2008 provided by Greenhill & Co., LLC to Roche.*
(c)(xiii)	Presentation dated September 19, 2008 provided by Greenhill & Co., LLC to Roche.*
(c)(xiv)	Presentation dated September 19, 2008 provided by Greenhill & Co., LLC to Roche.*
(c)(xv)	Presentation dated October 15, 2008 provided by Greenhill & Co., LLC to Roche.*
(c)(xvi)	Presentation dated October 17, 2008 provided by Greenhill & Co., LLC to Roche.*
(c)(xvii)	Presentation dated November 21, 2008 provided by Greenhill & Co., LLC to Roche.*
(c)(xviii)	Presentation dated January 9, 2009 provided by Greenhill & Co., LLC to Roche.*
(c)(xix)	Presentation dated January 15, 2009 provided by Greenhill & Co., LLC to Roche.*
(c)(xx)	Presentation dated January 20, 2009 provided by Greenhill & Co., LLC to Roche.*
(d)(i)
Form of Affiliation Agreement dated as of July 22, 1999, between the Company and Roche Holdings, Inc. (incorporated by reference to Exhibit 10.1 to Amendment No. 3 to the Company’s Registration Statement (No. 333-80601) on Form S-3 filed on July 16, 1999).*

(d)(ii)
Amendment No. 1 dated as of October 22, 1999 to the Affiliation Agreement dated as of July 22, 1999 between the Company and Roche Holdings, Inc. (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999 filed on February 8, 2000).*

(d)(iii)
Form of Amended and Restated Agreement, restated as of July 1, 1999, between the Company and F. Hoffmann-La Roche Ltd regarding Commercialization of Genentech’s Products outside the United States (incorporated by reference to Exhibit 10.2 to Amendment No. 3 to the Company’s Registration Statement (No. 333-80601) on Form S-3 filed on July 16, 1999).*

(d)(iv)	Amendment dated as of March 10, 2000 to Amended and Restated Agreement between the Company and F. Hoffmann-La Roche Ltd regarding Commercialization of Genentech’s Products outside the United States (incorporated by reference to Exhibit 10.18 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed on July 27, 2004).*
(d)(v)
Amendment dated as of June 26, 2000 to Amended and Restated Agreement between the Company and F. Hoffmann-La Roche Ltd regarding Commercialization of Genentech’s Products outside the United States (incorporated by reference to Exhibit 10.19 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed on July 27, 2004).*

(d)(vi)
Third Amendment dated as of April 30, 2004 to Amended and Restated Agreement between the Company and F. Hoffmann-La Roche Ltd regarding Commercialization of the Company’s Products outside the United States (incorporated by reference to Exhibit 10.20 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed on July 27, 2004).*

(d)(vii)
Form of Tax Sharing Agreement dated as of July 22, 1999 between the Company and Roche Holdings, Inc (incorporated by reference to Exhibit 10.3 to Amendment No. 3 to the Company’s Registration Statement (No. 333-80601) on Form S-3 filed on July 16, 1999).*

(d)(viii)
Collaborative Agreement dated as of April 13, 2004 among the Company, F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc. (incorporated by reference to Exhibit 10.21 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed on July 27, 2004).*

(d)(ix)	Agreement and Plan of Merger dated as of March 12, 2009 among Genentech, Inc., Roche Holdings, Inc. and Roche Investments USA Inc.*
(d)(x)	Guarantee dated as of March 12, 2009 between Roche Holding Ltd and Genentech, Inc.*
(f)	Section 262 of the Delaware General Corporation Law (included as Schedule C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).*
(g)	Not applicable.
(h)	Not applicable.

* Previously filed